Free Writing Prospectus pursuant to Rule 433 dated January 25, 2024

Registration Statement No. 333-269296

Callable Contingent Coupon Index-Linked Notes due

OVERVIEW

The notes do not pay a fixed coupon and may pay no coupon on a payment date. The amount that you will be paid on your notes is based on the performance of the EURO STOXX® Banks Index. The notes will mature on January 29, 2027, unless we redeem them.

We may redeem your notes at 100% of their face amount plus any coupon then due on any quarterly coupon payment date commencing with the coupon payment date in July 2024 and ending with the coupon payment date in October 2026.

If we do not redeem your notes, on each coupon observation date, if the closing level of the underlier is greater than or equal to 65% of the initial underlier level, you will receive on the applicable payment date a coupon of $25.75 (2.575% quarterly, or the potential for up to 10.3% per annum) for each $1,000 face amount of your notes. If the closing level of the underlier on a coupon observation date is less than 65% of the initial underlier level, you will not receive a coupon on the applicable coupon payment date.

If we do not redeem your notes, the amount that you will be paid on your notes at maturity, in addition to the final coupon, if any, is based on the performance of the underlier. The underlier return is the percentage increase or decrease in the final underlier level on the determination date from the initial underlier level.

You should read the accompanying preliminary pricing supplement dated January 25, 2024, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057Y2T9 / US40057Y2T99
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the EURO STOXX® Banks Index (current Bloomberg symbol: “SX7E Index”)
Trade date:	expected to be January 26, 2024
Settlement date:	expected to be January 31, 2024
Determination date:	the last coupon observation date, expected to be January 26, 2027
Stated maturity date:	expected to be January 29, 2027
Coupon observation dates:	expected to be each date specified as such in the table under “— Coupon payment dates” below
Coupon payment dates:	expected to be each date specified as such in the table below
	Coupon Observation Dates	Coupon Payment Dates
	April 26, 2024	May 1, 2024
	July 26, 2024	July 31, 2024
	October 28, 2024	October 31, 2024
	January 27, 2025	January 30, 2025
	April 28, 2025	May 1, 2025
	July 28, 2025	July 31, 2025
	October 27, 2025	October 30, 2025
	January 26, 2026	January 29, 2026
	April 27, 2026	April 30, 2026
	July 27, 2026	July 30, 2026
	October 26, 2026	October 29, 2026
	January 26, 2027	January 29, 2027
Company’s redemption right:

the company may redeem this note, at its option, in whole but not in part, on each coupon payment date commencing in July 2024 and ending in October 2026, for an amount in cash for each $1,000 of the outstanding face amount on the redemption date equal to 100% of such $1,000 face amount plus any coupon then due

Initial underlier level:	to be determined on the trade date and will be an intra-day level or the closing level of the underlier on the trade date
Coupon (for each $1,000 face amount of your notes):
•
if the closing level of the underlier on the related coupon observation date is greater than or equal to the coupon trigger level, $25.75 (2.575% quarterly, or the potential for up to 10.3% per annum); or
•
if the closing level of the underlier on the related coupon observation date is less than the coupon trigger level, $0

Coupon trigger level:	65% of the initial underlier level
Payment amount at maturity (for each $1,000 face amount of your notes):
•
if the underlier return is greater than or equal to -35% (the final underlier level is greater than or equal to 65% of the initial underlier level), $1,000 plus a coupon calculated as described above; or
•
if the underlier return is less than -35% (the final underlier level is less than 65% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000.

Estimated value range:	$925 to $955 (which is less than the original issue price; see accompanying preliminary pricing supplement)

HYPOTHETICAL COUPON PAYMENTS

The examples below show the hypothetical performance of the underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of the underlier on the applicable coupon observation date was the percentage of the initial underlier level shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	40%	$0
Second	95%	$25.75
Third	45%	$0
Fourth	50%	$0
Fifth	85%	$25.75
Sixth	45%	$0
Seventh	40%	$0
Eighth	50%	$0
Ninth	45%	$0
Tenth	40%	$0
Eleventh	50%	$0
Twelfth	30%	$0
	Total Hypothetical Coupons	$51.5

In Scenario 1, the hypothetical closing level of the underlier increases and decreases by varying amounts on each hypothetical coupon observation date. Because the hypothetical closing level of the underlier on the second and fifth hypothetical coupon observation dates is greater than or equal to the coupon trigger level, the total of the hypothetical coupons in Scenario 1 is $51.5. Because the hypothetical closing level of the underlier on all other hypothetical coupon observation dates is less than the coupon trigger level, no further coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	50%	$0
Second	40%	$0
Third	45%	$0
Fourth	40%	$0
Fifth	45%	$0
Sixth	40%	$0
Seventh	45%	$0
Eighth	40%	$0
Ninth	45%	$0
Tenth	40%	$0
Eleventh	50%	$0
Twelfth	30%	$0
	Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing level of the underlier increases and decreases by varying amounts on each hypothetical coupon observation date. Because in each case the hypothetical closing level of the underlier on the related coupon observation date is less than the coupon trigger level, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero. Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	30%	$0
Second	110%	$25.75
	Total Hypothetical Coupons	$25.75

In Scenario 3, the hypothetical closing level of the underlier is less than the coupon trigger level on the first hypothetical coupon observation date, but increases to a level that is greater than its initial underlier level on the second hypothetical coupon observation date. Further, we also exercise our early redemption right with respect to a redemption on the second coupon payment date (which is also the first hypothetical date with respect to which we could exercise such right). Therefore, on the second coupon payment date (the redemption date), in addition to the hypothetical coupon of $25.75, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

HYPOTHETICAL PAYMENT AT MATURITY
The Notes Have Not Been Redeemed
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Cash Settlement Amount (as a % of Face Amount)
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
90.000%	100.000%*
80.000%	100.000%*
65.000%	100.000%*
64.999%	64.999%
50.000%	50.000%
35.000%	35.000%
25.000%	25.000%
10.000%	10.000%
0.000%	0.000%

*Does not include the final coupon

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, general terms supplement no. 8,999 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, general terms supplement no. 8,999 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, general terms supplement no. 8,999 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•
Preliminary pricing supplement dated January 25, 2024
•
General terms supplement no. 8,999 dated February 13, 2023
•
Prospectus supplement dated February 13, 2023
•
Prospectus dated February 13, 2023

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 8,999, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 8,999, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪
The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
▪
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪
You May Lose Your Entire Investment in the Notes
▪
The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Underlier
▪
You May Not Receive a Coupon on Any Coupon Payment Date
▪
We Are Able to Redeem Your Notes at Our Option
▪
The Coupon Does Not Reflect the Actual Performance of the Underlier from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
▪
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected
▪
Past Performance is No Guide to Future Performance
▪
The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlier Stocks
▪
If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪
You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Risks Related to the Underlier

▪
The Policies of the Underlier Sponsor and Changes That Affect the Underlier or the Underlier Stocks Could Affect the Payment Amount on Your Notes and Their Market Value
▪
There Is No Affiliation Between the Underlier Stock Issuers or the Underlier Sponsor and Us
▪
Your Notes Are Linked to the Underlier, Which Is Comprised of Underlier Stocks That Are Traded in a Foreign Currency But Not Adjusted to Reflect Their U.S. Dollar Value, And, Therefore, the Return on Your Notes Will Not Be Adjusted for Changes in the Foreign Currency Exchange Rate
▪
The Performance of the Underlier Is Likely To Differ from the Performance of the STOXX® Europe 600 Index
▪
The Underlier Is Concentrated in the Banks Supersector
▪
The Underlier May Be Disproportionately Affected By the Performance of a Small Number of Stocks
▪
An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities
▪
Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlier with Underlier Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Investment in the Notes
▪
The Tax Consequences of an Investment in Your Notes Are Uncertain
▪
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Risks Related to Tax

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 8,999:

Risks Related to Structure, Valuation and Secondary Market Sales

▪
If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪
The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪
Past Performance is No Guide to Future Performance

▪
Other Investors in the Notes May Not Have the Same Interests as You
▪
Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪
Your Notes May Not Have an Active Trading Market
▪
The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪
The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪
Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪
Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪
You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes
▪
Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the

Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪
The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a
Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties Risks Related to Tax ▪ Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪
The Return on Indexed Notes May Be Below the Return on Similar Securities
▪
The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪
An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment

▪
An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪
We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪
Information About an Index or Indices May Not Be Indicative of Future Performance
▪
We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪
The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪ The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holder

For details about the license agreement between the underlier sponsor and the issuer, see “The Underlier” on page PS-18 of the accompanying preliminary pricing supplement.